EXHIBIT 99.1

QUARTZ MOUNTAIN RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

THREE AND SIX MONTHS ENDED JANUARY 31, 2023

QUARTZ MOUNTAIN RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THREE AND SIX MONTHS ENDED JANUARY 31, 2023

T A B L E   O F   C O N T E N T S

1.1	Date	3

1.2	Overview	3

1.3	Selected Annual Information	13

1.4	Summary of Quarterly Results	13

1.5	Results of Operations and Financial Condition	13

1.6	Liquidity	15

1.7	Capital Resources	15

1.8	Off-Balance Sheet Arrangements	16

1.9	Transactions with Related Parties	16

1.10	Fourth Quarter	17

1.11	Proposed Transactions	17

1.12	Critical Accounting Estimates	17

1.13	Changes in Accounting Policies including Initial Adoption	17

1.14	Financial Instruments and Risk Management	17

1.15	Other MD&A Requirements	17

1.16	Risk Factors	19

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QUARTZ MOUNTAIN RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THREE AND SIX MONTHS ENDED JANUARY 31, 2023

1.1 DATE

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Quartz Mountain Resources Ltd. ("Quartz Mountain" or the "Company") for the year ended July 31, 2022, the annual MD&A for the same period, and the unaudited interim condensed consolidated financial statements for the three and six months ended January 31, 2023, as publicly filed under the Company’s profile on SEDAR at www.sedar.com. All dollar amounts herein are expressed in Canadian dollars, unless otherwise specified.

The Company reports in accordance with International Financial Reporting Standards ("IFRS") and the following disclosure, and associated financial statements, are presented in accordance with IFRS. All comparative information provided is in accordance with IFRS.

This MD&A is prepared as of March 30, 2023.

Cautionary Note to Investors Concerning Forward-looking Statements

This discussion includes certain statements that may be deemed "forward-looking statements.” All statements in this disclosure, other than statements of historical facts, that address permitting, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: the Company’s projects will obtain all required environmental and other permits and all land use and other licenses, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration and exploitation successes, continuity of mineralization, potential environmental issues and liabilities associated with exploration, development and mining activities, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition or litigation, exploration and development of properties located within First Nations treaty and asserted territories may affect or be perceived to affect treaty and asserted aboriginal rights and title, which may cause permitting delays or opposition by First Nation communities, changes in laws and government policies regarding mining and natural resource exploration and exploitation, continued ability of the Company to raise necessary capital, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company reviews its forward-looking statements on an on-going basis and updates this information when circumstances require it.

1.2 OVERVIEW

The information included in this MD&A relates to Quartz Mountain Resources Ltd. and its wholly owned subsidiaries (collectively, the “Company”).

The Company focuses on assessing mineral prospects for potential acquisition and exploration in British Columbia, Canada. The Company has recently acquired two mineral properties.

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QUARTZ MOUNTAIN RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THREE AND SIX MONTHS ENDED JANUARY 31, 2023

Other Corporate Information

The Board of Directors consists of the following members: Albert (AI) Basile (appointed on October 21, 2022), Robert Dickinson (Chairman), Trevor Thomas, Leonie Tomlinson, and Matthew Dickinson. Management is comprised of Leonie Tomlinson (President), Robert Dickinson (CEO), Trevor Thomas (Corporate Secretary) and Sebastian Tang (CFO).

The Company is a reporting issuer in the provinces of British Columbia, Alberta and Ontario.

The Company’s head office is located at 1040 West Georgia Street, 14th Floor, Vancouver, British Columbia, Canada V6E 4H1.

The Company’s common shares were approved for listing on the TSX Venture Exchange under the symbol QZM and certain broker-dealers in the United States make market on the OTC Pink Market under the symbol QZMRF.

Effective May 27, 2020, the Company completed a forward share split (the “Share Split”) on the basis of two additional common shares for every common share outstanding prior to the Share Split. Outstanding warrants were adjusted by the same share split ratio. All references to shares and per share amounts have been retroactively restated to give effect to the Share Split.

On March 2, 2023, the Company’s wholly owned subsidiaries, QZMG Resources Ltd. and Wavecrest Resources Inc. were dissolved.

1.2.1 Agreements

In January 2016, the Company entered an agreement with Hunter Dickinson Services Inc. (“HDSI”) to settle debt owing for the services provided by HDSI. Pursuant to the agreement, HDSI agreed to forgive the debt in the net amount of $3,086,089 in exchange for a cash payment of $180,207 and issuance of 1,800,000 shares (pre-forward split basis of 600,000 shares). The Company made the cash payment of $180,207 during the year ended July 31, 2018 and issued 1,800,000 shares to HDSI during the year ended July 31, 2020, resulting in a gain on settlement of debt of $2,779,882.

1.2.2 Mineral Properties

The following information has been summarized from company files. The disclosure has been reviewed by Farshad Shirmohammad, P.Geo., a qualified person.

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QUARTZ MOUNTAIN RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THREE AND SIX MONTHS ENDED JANUARY 31, 2023

Quartz Mountain currently holds the Jake and Maestro properties located in BC, Canada as shown on the map below.

Location and Infrastructure – Jake and Maestro Properties

(None of the mines or other projects shown on the map belongs to Quartz Mountain)

In British Columbia, the holder of a mineral claim is granted ownership of all subsurface minerals. A Free Miners Certificate is required to stake a new claim or to receive ownership or an interest in an existing claim. Mineral Titles in British Columbia are acquired and maintained via the Provincial Government’s “Mineral Titles Online” web site, which allows online, map-based claim staking. When a claimholder stakes a new claim, they have ownership of the claim for one year. To continue to hold the claims after one year a claimholder must perform technical or physical assessment work on the claims and file a report detailing the work and the results or pay cash in lieu of performing assessment work. The cost of the work performed and reported is applied to extend the expiry dates of the claims. The exploration expenditures required to maintain claims is $5/ha per year for years 1 and 2, $10/ha per year for years 3 and 4, $15/ha per year for years 5 and 6, and thereafter $20 per year. If a claimholder elects to pay cash in lieu the cost is twice that of required exploration expenditures.

Permits are required for any type of work that may disturb the surface or cause possible environmental damage to the land, including, but not limited to, the following:

•	Construction of roads or trails

•	Construction of drill sites or helipads

•	Construction of camps

•	Trenching

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QUARTZ MOUNTAIN RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THREE AND SIX MONTHS ENDED JANUARY 31, 2023

One to five year exploration permits are issued by the BC government (Ministry of Energy, Mines and Low Carbon Innovation (“MEM”)) and overseen by regional offices after a Notice of Work is submitted to the government’s online portal. The permitting process requires several months to complete. A reclamation bond is required to be posted with the government of BC as part of the permitting process to pay for reclamation of surface disturbances in the event that a permittee defaults on their obligation to perform reclamation.

As exploration properties there are no buildings or equipment located on them; however, there is drill core stored by previous operators from historical work.

Jake Property

Property Description

On November 5, 2021, the Company entered into a mineral claims purchase agreement with United Mineral Services Ltd. (“UMS”) to acquire 100% interest in the Jake mineral property consisted of four staked claims (the “Jake Property”) and obtained an additional option to purchase 100% of five adjacent claims owned by an arm’s length third party.

The total cash consideration the Company required to pay the vendor is $200,000 and to be paid out according to the following schedule: $50,000 immediately on the date of receipt of TSX Venture Exchange conditional approval of this transaction (“TSX-V Approval Date”); $50,000 on or before the date that is six months after the TSX-V Approval Date; $50,000 on or before the date that is twelve months after the TSX-V Approval Date and $50,000 on or before the date that is eighteen months after the TSX-V Approval Date. The Company will also be required to make payments of $125,000 over two years to the third party in connection with the additional option. In May 2022, the Company obtained the approval TSX Venture Exchange approval for this acquisition.

The Property consists of a single block of nine contiguous mineral claims that cover an area of approximately 2,374 ha. The mineral claims do not expire until September 2024.

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QUARTZ MOUNTAIN RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THREE AND SIX MONTHS ENDED JANUARY 31, 2023

Location and Infrastructure

The Jake Property is located 160 km north of Smithers in northwestern BC and. The property is accessible by helicopter and is close to logging roads leading to mining support towns of Smithers, Hazelton and Houston. Smithers is a hub location for BC Provincial Government services.

600,000 mE
620,000 mE
Steelhead Valhalla Lodge
Suskeena Lodge
Sustut River
6,240,000 mN
6,240,000 mN
Squingula River
Bear Lake
6,220,000 mN
6,220,000 mN
Motase Lake
6,200,000 mN
620,000 mE
Jake Property
Airstrip
Abandoned Rail Line
Road/Trail
Wooded Area
Elevation Contour (100m)
Stream
Lake/River
Glacier
Quartz Mountain Resources
Jake Property Location

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QUARTZ MOUNTAIN RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THREE AND SIX MONTHS ENDED JANUARY 31, 2023

Jake Property Location and Infrastructure

History

Mineral exploration work on the Jake Property dates back to 1965 and includes mapping, sampling, geophysics, trenching, backpack and diamond drilling, and road building. To date, two deposit target areas – Jake North and Jake South – have been identified. Noteworthy historical exploration work includes:

•	Kennco Exploration (Western) Ltd. (1965): two backpack drill holes totaling 55 m at Jake South.

•	Canadian Superior Exploration Ltd. (1968, 1971-1976): 12 diamond drill holes totaling 1,207 m at Jake North.

•	Cities Services Minerals Corporation (1977): two diamond drill holes totaling 436 m at Jake North, intersected grades of 0.19% Cu and 13-27.43 g/t Ag over 40 m.

•	QPX Minerals Inc. (1987): geological mapping and extensive property wide soil sampling confirmed copper, gold, molybdenum, silver, lead, zinc mineralization at Jake North and Jake South.

•	Teck Corporation (1997-1999): six diamond drill holes totaling 696 m at Jake North, intersecting high-grade silver and gold veins and copper-gold stockworks near intrusive/sediment contacts.

In the period 2016 through 2020, UMS conducted an aerial magnetic survey and reinterpreted historical geochemical data over the entire Property and conducted geological mapping and sampling over Jake South.

Historical Soil Sample Results Over Magnetic Survey Results

(1st Vertical Derivative)

The magnetic target survey was flown at 200 m line spacing and provides excellent detail for interpreting the property geology. Results from the survey show several large magnetic highs, one associated with Cu+Au mineralization intersected in 1999 core drilling at Jake North by Teck Corporation (“Teck”).

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QUARTZ MOUNTAIN RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THREE AND SIX MONTHS ENDED JANUARY 31, 2023

Geology

The geology of Jake consists of Upper Jurassic Bowser Lake Group sedimentary rocks that are intersected by a series of north to northeast-trending monzonite dykes of the Tertiary Babine Plutonic Suite. Mineralization at the Jake Property is situated within a prominent gossan measuring 3.75 km long by 1.5 km wide. Within the gossan is a series of north-northeast trending dyke swarms that intrude into sedimentary rocks. The combination of results from historical and recent work has outlined a broadly altered and mineralized area comprising porphyry-style sulphide disseminations, and quartz-sulphide stockwork veins hosting Cu-Au±Mo mineralization. Within this are the Jake North and Jake South areas of interest with the potential for Cu+Au porphyry-type, as well as Au-Ag low-sulphidation epithermal and Ag-rich polymetallic vein deposits that warrant further testing.

Recent Work

A consulting geologist who is a qualified person and geologists under his supervision visited the Jake Property on October 2, 2021. They reviewed data for the property before, during and after the site visit by reviewing and assessing the historical exploration literature including reports provided by the Company, annual reports, assessment reports and other reports from previous explorers on file with the MEM that detail work carried out in the Province from 1965 to 2020 that were compiled in a property report for the Company. Their work included verifying the ownership and expiry dates of mineral titles that comprise the Property, review of recent exploration results of work completed in 2020 for UMS, and auditing the results of 50 samples reported in the drilling database against original assay certificates attached to government assessment reports which describe previous work for prior operators of the property.

The only reported information on sample preparation, analyses and security was for the talus fines and rock sampling conducted by UMS in 2020 and from work by Teck from 1997 to 1999. The talus fine and rock samples for the 2020 sampling program were analyzed at Activation Laboratories Ltd. ("Actlabs") in Kamloops, BC. Samples were analyzed for Au by fire assay with an ICP-MS finish (Actlabs method IA2-ICP) and for other elements utilizing an aqua regia digestion followed by ICP-MS analysis (Actlabs method Ultratrace 1). The sample preparation and any quality assurance/quality control ("QA/QC") protocols conducted during the analysis of these samples are not reported. For Teck's 1997 to 1999 exploration programs, including the 1999 drill program, Teck sent all samples to Eco-Tech laboratories of Kamloops, BC, but did not report any information on sample preparation, handling or QA/QC. During the site visit, drill core at the old Teck campsite at Jake North was examined. The Teck 1999 drill core was all intact and stored in a single pile.

The Company has received government approval for Induced Polarization (“IP”) surveys and core drilling. Approximately 8.5 line-km of IP survey was completed on Jake’s high-priority targets during early July 2022. The Company is currently working on processing and modeling of the geophysical results to delineate drill targets at the next step of the exploration programs.

To date, no mineral processing or metallurgical testing has been carried out on mineralization from the Property. No mineral resource estimate has been undertaken for the Property mineralization as there is insufficient data to perform such an estimate.

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QUARTZ MOUNTAIN RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THREE AND SIX MONTHS ENDED JANUARY 31, 2023

Maestro Property

Property Description

On June 8, 2021, the Company entered into a mineral claims purchase agreement to purchase nine mineral claims located near Houston, British Columbia for $105,000 in cash and 1,000,000 shares in the capital of the Company, subject to TSX Venture Exchange approval.

The claims are subject to a 2.5% NSR which can be bought-down to 1% for $1.5 million, and this NSR is subject to an annual advance payment of $25,000. There are no required work commitments for these claims as this transaction is not an option on the mineral claims.

The Maestro Property is comprised of ten mineral claims covering approximately 1,540 hectares. The Property consists of a single roughly square block of 10 contiguous mineral claims, with a window of a 5-cell claim internal to the north, and another window of a 4-cell claim to the southern part of the block held by other owners. All claims are 100% owned by Quartz Mountain. Of the claims, two expire in 2024, two in 2026 and the remainder in 2027.

Location and Infrastructure

The Maestro Property is located in central British Columbia, 15 km north of Houston and 50 km south of Smithers. Highway 16 intersects the western edge of the Property, enabling easy access to nearby infrastructure including airports, railways, and power. The central region of the Property is accessible by numerous drill roads constructed by past operators.

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QUARTZ MOUNTAIN RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THREE AND SIX MONTHS ENDED JANUARY 31, 2023

Maestro Claims and Infrastructure

History

The Maestro Property and surrounding area has over 100 years of mineral exploration history dating back to 1914; however, work has only been accurately recorded from the 1960’s onwards and includes mapping, sampling, geophysics, trenching, percussion, and diamond drilling. Most of this work in and surrounding the Property focused on porphyry Mo±Cu mineralization for the Lone Pine Molybdenum Deposit, which lies immediately adjacent to the Maestro claims. Because of the focus on the Lone Pine porphyry, the precious metal potential of the surrounding area has not been systematically explored.

Notable historical drilling includes:

•	Molymines Exploration Ltd. (1965-1969): 128 percussion and diamond drill holes totaling 6,381 m at the Lone Pine Deposit and, to a lesser extent, the Prodigy Zone.

•	Granby Mining Corp. (1976-1978): 22 drill holes totaling 2,160 m at the Prodigy Zone, Granby Zone, and Mineral Hill Zone.

•	Dafrey Resources Inc. (1985): 12 percussions drill holes at the Lone Pine Deposit and the Prodigy Zone.

•	Southern Cross Gold (1987): Eight diamond drill holes totaling 521 m at the Lone Pine Deposit and the Prodigy Zone.

•	Bard Ventures Ltd. (2007-2011): 77 diamond drill holes totaling 35,334 m at the Lone Pine Deposit, Prodigy Zone, Granby Zone, and Mineral Hill Zone.

Geology

The geology of Maestro consists mainly of Lower to Middle Jurassic volcanic and volcaniclastic rocks from the Hazelton Group and, to a lesser amount, Upper Jurassic sedimentary rocks from the Bowser Lake Group. Both Groups are intruded by stocks and dikes belonging to the Late Cretaceous Bulkley and Tertiary Goosly suites. The Maestro Property covers three known precious and base metal mineralized zones, named Prodigy, Granby and Mineral Hill. These zones are outbound of the Lone Pine Molybdenum Deposit which is not on the property.

Recent Work

In 2021, Quartz Mountain conducted a 234 line-km airborne magnetic survey at Maestro, and re-logged 13 historical diamond drill holes from the Prodigy Zone that were drilled between 2007 and 2011 by Bard Ventures Ltd. Results from the re-logging suggest that there is a correlation of gold-bearing sulphide and sulphosalt mineralization in quartz-ankerite veins associated with quartz monzonitic intrusive rocks and with distinctive green sericite alteration of low magnetic susceptibility. This style of mineralization and alteration may extend outward from the precious metals-bearing zones identified in drilling at the Prodigy Zone, as suggested by the distribution of green sericite alteration identified in the re-logging, which appears to have increasing intensity of alteration south and westward. The zone remains open in both directions. The airborne magnetic survey (results shown on the map below) further revealed magnetic highs and linear magnetic lows that coincide with northwest-trending mapped intrusions and faults, respectively. Interestingly, the survey showed a large west-northwest trending oval-shaped magnetic high under a till-covered area, suggesting the presence of an undiscovered intrusion. Near the centre of this magnetic high is a distinct oval shaped magnetic low zone which correlates with the Prodigy Zone and warrants further testing.

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QUARTZ MOUNTAIN RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THREE AND SIX MONTHS ENDED JANUARY 31, 2023

Maestro Property 1st Vertical Derivative of Total Magnetic Intensity

In 2021, a consulting geologist who is a qualified person and a geologist under his supervision visited the Maestro Property on October 3, 2021. This team also verified the ownership and expiry dates of mineral titles that comprise the property as well as the exploration for the property before, during and after the site visit by reviewing and assessing the historical exploration literature, assessment and technical reports concerning the property and auditing the results of 100 samples reported in the drilling database against original assay certificates attached to assessment reports.

The results of a program of grid soil sampling and geochemical modeling, conducted in 2021-2022, are currently being finalized by the technical team to outline drill target areas for future exploration programs.

To date, no mineral resource has been established, and no mineral processing or metallurgical testing has been conducted for the Maestro Property.

The Company has received from government a permit for up to 50 drill sites to be developed over five years for the Maestro Property.

Sale of Geological Data

On November 2, 2021 the Company entered into a binding Agreement with Torr Resources Corp. (“Torr”) whereby Torr agreed to purchase historical project data the Company had collected on the Galaxie Property for $150,000. The transaction was closed and cash payment was received on December 10, 2021.

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QUARTZ MOUNTAIN RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THREE AND SIX MONTHS ENDED JANUARY 31, 2023

1.2.3 Financing

On October 18, 2021, the Company issued 1,909,092 flow-through common shares on the exercise of warrants at an exercise price of $0.05 for gross proceeds of $95,455.

On December 13, 2021, the Company issued 7,000,000 flow-through common shares on the exercise of warrants at an exercise price of $0.05 for gross proceeds of $350,000.

On July 12, 2022, the Company issued 1,000,000 common shares on the exercise of options at an exercise price of $0.20 for gross proceeds of $200,000.

On October 27, 2022, the Company completed a private placement by issuing 2,750,000 flow-through common shares at a price of $0.20 per share for gross proceeds of $550,000. Each unit consists of one common share and one transferable flow-through common share purchase warrant (a “Warrant”). Each Warrant entitles the holder to purchase one additional flow-through common share at a price of $0.20 for a period of five years from the closing of the private placement.

1.3 SELECTED ANNUAL INFORMATION

Not applicable.

1.4 SUMMARY OF QUARTERLY RESULTS

These amounts are expressed in thousands of Canadian Dollars, except per share amounts and the weighted average number of common shares outstanding. Minor differences are due to rounding.

	Fiscal Quarter Ended
	Jan-31 2023	Oct-31 2022	Jul-31 2022	Apr-30 2022	Jan-31 2022	Oct-31 2021	Jul-31 2021	Apr-30 2021
Income (loss) for the period	$(233)	$(710)	$(356)	$(113)	$(387)	$(139)	$(122)	$143
Basic earnings (loss) per common share	$(0.01)	$(0.02)	$(0.01)	$(0.00)	$(0.00)	$(0.00)	$(0.00)	$0.01
Diluted earnings (loss) per common share	$(0.00)	$(0.02)	$(0.01)	$(0.00)	$(0.00)	$(0.00)	$(0.00)	$0.00

1.5 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following financial data has been prepared in accordance with IFRS and are expressed in Canadian dollars unless otherwise stated.

Three months ended January 31, 2023 (“2023 Q2”) and 2022 (“2022 Q2”)

Net loss for the three months ended January 31, 2023, was $232,549 compared to a loss of $386,869 for 2022 Q2. In 2022 Q2, there was a one-time equity-settled share-based compensation of $399,140 related to the grant of 1,995,700 share purchase options to a director of the Company on January 11, 2022. No such expenditure in 2023 Q2. The one-time charge of equity-settled share-based compensation in 2022 Q2 was partially offset by the one-time gain of $150,000 on sale of historical project data to Torr Resources Corp. on December 15, 2021 om 2022 Q2. No such one-time gain was recorded in 2023 Q2.

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QUARTZ MOUNTAIN RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THREE AND SIX MONTHS ENDED JANUARY 31, 2023

Six months ended January 31, 2023 (“2023 Q2 YTD”) and 2022 (“2022 Q2 YTD”)

During the six months ended January 31, 2023, the Company incurred exploration and evaluation expense of $197,171 (2022 Q2 YTD - $168,005). The increase in the exploration and evaluation expense in 2023 Q2 compared to 2022 Q2 YTD was due to the cash payment of $150,000 related to the acquisition to Jake was incurred in 2023 Q2 offset by decrease in various exploration cost categories from 2022 Q2 YTD to 2023 Q2 YTD.

Administrative fees, legal, accounting and audit for 2023 Q2 YTD were at similar level as 2022 Q2 YTD.

The Company recorded loss from operations of $942,645 during 2023 Q2 (2022 Q2 YTD – $526,162). The loss incurred in 2023 Q2 YTD was significantly higher compared to the loss incurred in 2022 Q2 YTD due to the fair value of stock options ($640,860) recognized to equity-settled share-based compensation in 2023 Q2 YTD (2022 Q2 YTD - $399,140).

The following table provides a breakdown of exploration and evaluation expenditures for the current and the same period last year:

	Three months ended January 31,		Six months ended January 31,
	2023	2022	2023	2022
Exploration and evaluation	$174,922	$70,357	$197,171	$168,005
Assays and analysis	3,751	21,478	11,845	27,378
Drilling	–	22,455	–	22,455
Environmental	4,410	–	4,410	–
Geological	11,631	25,924	28,206	60,792
Helicopter and fuel	(1,600)	–	6,390	–
Property costs and assessments	150,251	–	150,251	584
Site activities	–	–	(10,700)	48,500
Technical data	–	500	–	500
Travel and accommodation	–	–	290	7,796

The following table provides a breakdown of general and administrative expenses incurred during the three and six months ended January 31, 2023 and 2022:

	Three months ended January 31,		Six months ended January 31,
	2023	2022	2023	2022
	57,749	64,097	101,999	102,022
Administration	17,272	14,045	31,186	23,138
Insurance	5,692	12,243	11,385	17,435
IT Services	3,000	2,500	6,000	5,500
Legal, accounting and audit	9,145	15,900	15,744	17,355
Office and miscellaneous	10,422	9,454	15,524	15,222
Property investigation	–	–	–	–
Regulatory, trust and filing	12,218	9,955	22,160	23,372

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QUARTZ MOUNTAIN RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THREE AND SIX MONTHS ENDED JANUARY 31, 2023

1.6 LIQUIDITY

The Company's primary source of funding is issuances of equity securities through private placements to sophisticated investors and institutions. The Company's continuing operations entirely depend upon its ability to obtain equity financings required to complete exploration and development of its projects, existence of economically recoverable mineral reserves at its projects, its ability to acquire necessary permits to explore or mine, future profitable production of any mine, and proceeds from disposition of its mineral property interests. These material uncertainties are indicative of significant doubt as to the Company’s ability to continue as a going concern.

As at January 31, 2023, the Company had an accumulated deficit of $29,668,792 (2022 – $28,254,464) and net working capital of $289,126 (2022 – $437,146).

The Company believes that its liquid assets as at January 31, 2023, are sufficient to meet its current obligations. The Company is actively managing its cash reserves, and curtailing activities as necessary in order to ensure its ability to meet payments as they come due.

Additional debt or equity financing will be required to fund exploration or development programs. However, there can be no assurance that the Company will continue to obtain additional financial resources or that it will be able to achieve positive cash flows.

Financial market conditions for junior exploration companies have resulted in very depressed equity prices. A further and continued deterioration in market conditions will increase the cost of obtaining capital and significantly limit the availability of funds to the Company in the future. Accordingly, management is actively monitoring the effects of the current economic and financing conditions on the Company’s business and reviewing discretionary spending, capital projects and operating expenditures, while implementing cash management strategies.

Table of Obligations and Commitments

The following obligations existed as at January 31, 2023:

	Total	Within 1 year	1-5 years
Amounts payable and other liabilities	$2,753	$2,753	$-
Due to related parties	8,903	8,903	-
Lease liability	37,252	9,447	27,805
Total	$48,908	$21,103	$27,805

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7 CAPITAL RESOURCES

The Company had no material commitments for capital expenditures as at January 31, 2023.

The Company has no lines of credit or other sources of financing which have been arranged but are as of yet, unused.

As at January 31, 2023, there were no externally imposed capital requirements to which the Company was subject and with which the Company has not complied.

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QUARTZ MOUNTAIN RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THREE AND SIX MONTHS ENDED JANUARY 31, 2023

1.8 OFF-BALANCE SHEET ARRANGEMENTS

None.

1.9 TRANSACTIONS WITH RELATED PARTIES

Key management personnel

The required disclosure for the remuneration of the Company’s key management personnel is provided in note 7(a) of the accompanying unaudited consolidated interim financial statements for the three and six months ended January 31, 2023 and 2022. These are also available at www.sedar.com.

Hunter Dickinson Inc.

Hunter Dickinson Inc. (“HDI”) and its wholly‐owned subsidiary HDSI are private companies established by a group of mining professionals. HDSI provides services under contract for a number of mineral exploration and development companies, and also to companies that are outside of the mining and mineral development space. The Company acquires services from a number of related and arms‐length contractors, and it is at the Company’s discretion that HDSI provides certain contract services.

The Company’s Chief Executive Officer and Chairman, and Corporate Secretary are employees of HDSI and are contracted to work for the Company under an employee secondment agreement between the Company and HDSI.

Pursuant to an agreement dated June 1, 2008, HDSI provides certain cost effective technical, geological, corporate communications, regulatory compliance, and administrative and management services to the Company, on a non‐exclusive basis as needed and as requested by the Company. As a result of this relationship, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full‐time employees or experts. The Company benefits from the economies of scale created by HDSI which itself serves several clients both mining and non-mining clients.

The Company is not obligated to acquire any minimum amount of services from HDSI. The monetary amount of the services received from HDSI in a given period of time is a function of annually set and agreed charge‐out rates for and the time spent by each HDSI employee engaged by the Company.

HDSI also incurs third‐party costs on behalf of the Company. Such third party costs include, for example, information technology expenses. Third party costs are billed at cost, without markup.

There are no ongoing contractual or other commitments resulting from the Company's transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days' notice by either the Company or HDSI.

The details of transactions with HDSI and the balance due to HDSI as a result of such transactions are provided in the Financial Statements.

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QUARTZ MOUNTAIN RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THREE AND SIX MONTHS ENDED JANUARY 31, 2023

1.10 FOURTH QUARTER

Not applicable.

1.11 PROPOSED TRANSACTIONS

There are no proposed material assets or business acquisitions or dispositions before the Board of Directors for consideration.

1.12 CRITICAL ACCOUNTING ESTIMATES

Not required. The Company is a Venture Issuer.

1.13 CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The required disclosure is provided in note 2 of the accompanying audited consolidated financial statements as at and for the year ended July 31, 2022, publicly available on SEDAR at www.sedar.com.

1.14 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The carrying amounts of cash, amounts receivable, accounts payable and other liabilities, and balances due to a related party, approximate their fair values due to their short-term nature.

1.15 OTHER MD&A REQUIREMENTS

1.15.1 Additional Disclosure for Venture Issuers without Significant Revenue

(a)	exploration and evaluation assets or expenditures	The required disclosure is presented in Section 1.5 of this MD&A.

(b)	expensed research and development costs	Not applicable

(c)	intangible assets arising from development	Not applicable

(d)	general and administration expenses	The required disclosure is presented in Section 1.5 of this MD&A.

(e)	any material costs, whether expensed or recognized as assets, not referred to in paragraphs (a) through (d)	None

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QUARTZ MOUNTAIN RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THREE AND SIX MONTHS ENDED JANUARY 31, 2023

1.15.2 Disclosure of Outstanding Share Data

The following details the share capital structure as at the date of this MD&A:

Number
Common shares	43,864,141
Options	4,200,000
Warrants	2,750,000

On October 26, 2022, the Company completed a private placement of 2,750,000 units at a price of $0.20 per unit with Robert Dickinson, and Matthew Dickinson and United Mineral Services Ltd. for gross proceeds of $550,000. Each unit consisted of one common share and one flow-through common share purchase warrant. Each warrant allows the holder to purchase one flow-through common share at a price of $0.20 for a period of five (5) years.

On October 31, 2022, the Company granted 3,204,300 stock options to two directors of the Company at an exercise price of 0.20. The options fully vested as granted and will expire on October 31, 2027.

1.15.3 Internal Controls over Financial Reporting Procedures

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

There has been no change in the design of the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting during the period covered by this Management's Discussion and Analysis.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of January 31, 2023. In making the assessment, it used the criteria set forth in the Internal Control‐Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on their assessment, management has concluded that, as January 31, 2023, the Company's internal control over financial reporting was effective based on those criteria.

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QUARTZ MOUNTAIN RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THREE AND SIX MONTHS ENDED JANUARY 31, 2023

1.15.4 Disclosure Controls and Procedures

The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company's disclosure controls and procedures. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported within the appropriate time periods and is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

1.15.5 Limitations of Controls and Procedures

The Company's management, including its Chief Executive Officer and Chief Financial Officer, believe that any system of disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

1.16 RISK FACTORS

The risk factors associated with the principal business of the Company are discussed below. The Company currently holds several mineral claims at early stage. The Company is subject to the highly speculative nature of the resources industry characterized by the requirement for large capital investments from an early stage and a very small probability of finding economic mineral deposits. In addition to the general risks of mining, there are country-specific risks, including currency, political, social, permitting and legal risk. An investor should carefully consider the risks described below and the other information that Quartz Mountain furnishes to, or files with, the Securities and Exchange Commission and with Canadian securities regulators before investing in Quartz Mountain's common shares, and should not consider an investment in Quartz Mountain unless the investor is capable of sustaining an economic loss of the entire investment. The Company's actual exploration and operating results may be very different from those expected as at the date of this MD&A.

Going Concern Assumption

The Company's financial statements have been prepared assuming the Company will continue on a going concern basis. However, unless additional funding is obtained, this assumption will have to change. The Company has a negative working capital position, and has incurred losses since inception. Failure to continue as a going concern would require that Quartz Mountain's assets and liabilities be restated on a liquidation basis, which could differ significantly from the going concern basis.

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QUARTZ MOUNTAIN RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THREE AND SIX MONTHS ENDED JANUARY 31, 2023

Additional Funding Requirements

Further development of the Company's continued operations will require additional capital. The Company currently does not have sufficient funds to explore the properties it holds. It is possible that the financing required by the Company will not be available, or, if available, will not be available on acceptable terms. If the Company does issue treasury shares to finance its operations or expansion plans, shareholders will suffer dilution of their investment and control of the Company may change. If adequate funds are not available, or are not available on acceptable terms, the Company will not be able to remain in business. In addition, a positive production decision at any of the Company's current projects or any other development projects acquired in the future will require significant resources and funding for project engineering and construction. Accordingly, any development of the Company's properties depends upon the Company's ability to obtain financing through debt financing, equity financing, the joint venturing, or disposition of its current projects, or other means. There is no assurance that the Company will be successful in obtaining financing for these or other purposes, including for general working capital.

Future Profits/Losses and Production Revenues/Expenses

The Company has no history of mining operations or earnings, and expects that its losses and negative cash flow will continue for the foreseeable future. No deposit that has been shown to be economic has yet been found on the Company's projects. There can be no assurance that the Company will be able to acquire any additional properties. There can be no assurance that the Company will be profitable in the future. The Company's operating expenses and capital expenditures may increase in subsequent years as needed consultants, personnel and equipment associated with advancing exploration, development and commercial production of the Company's projects and any other properties the Company may acquire, are added. The amounts and timing of expenditures will depend on:

•	the progress of ongoing exploration and development;

•	the results of consultants' analyses and recommendations;

•	the rate at which operating losses are incurred;

•	the execution of any joint venture agreements with strategic partners; and

•	the acquisition of additional properties and other factors, many of which are beyond the Company's control.

The Company does not expect to receive revenues from operations in the foreseeable future, if at all. The Company expects to incur losses unless and until such time as the projects the Company advances, or any other properties the Company may acquire, enter into commercial production and generate sufficient revenues to fund its continuing operations.

The development of mineral properties will require the commitment of substantial resources to conduct the time-consuming exploration and development of the properties. There can be no assurance that the Company will generate any revenues or achieve profitability. There can be no assurance that the underlying assumed levels of expenses will prove to be accurate.

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QUARTZ MOUNTAIN RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THREE AND SIX MONTHS ENDED JANUARY 31, 2023

Exploration, Development and Mining Risks

Resource exploration, development, and operations are highly speculative, characterized by a number of significant risks, which even a combination of careful evaluation, experience and knowledge may not reduce, including among other things, unsuccessful efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides, and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. The Company will rely upon consultants and others for exploration, development, construction, and operating expertise. Substantial expenditures are required to establish mineral resources and mineral reserves through drilling, to develop metallurgical processes to extract the metal from mineral resources, and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.

No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection. The exact effect of these factors cannot accurately be predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Permits and Licenses

If the Company acquires a new mineral property(ies), its operations would require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits which may be required to carry out exploration and development for the Company’s Projects.

Changes in Local Legislation or Regulation

Any mining and processing operations that may be acquired and any exploration activities that might be conducted would be subject to extensive laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine and worker safety, protection of endangered and other special status species and other matters. The Company's ability to obtain permits and approvals and to successfully operate in particular communities may be adversely impacted by real or perceived detrimental events associated with the Company's activities or those of other mining companies affecting the environment, human health and safety of the surrounding communities. Delays in obtaining or failure to obtain government permits and approvals may adversely affect the Company's operations, including its ability to explore or develop properties, commence production or continue operations. Failure to comply with applicable environmental and health and safety laws and regulations may result in injunctions, fines, suspension, or revocation of permits and other penalties. The costs and delays associated with compliance with these laws, regulations and permits could prevent the Company from proceeding with the development of a project or the operation or further development of a mine or increase the costs of development or production and may materially adversely affect the Company's business, results of operations or financial condition. The Company may also be held responsible for the costs of addressing contamination at the site of current or former activities or at third party sites. The Company could also be held liable for exposure to hazardous substances.

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QUARTZ MOUNTAIN RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THREE AND SIX MONTHS ENDED JANUARY 31, 2023

Environmental Matters

All of the operations that the Company might acquire would be subject to environmental regulations, which can make operations expensive or prohibit them altogether. The Company may be subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products that could occur as a result of its mineral exploration, development, and production. In addition, environmental hazards may exist on a property in which the Company directly or indirectly holds an interest, which are unknown to the Company at present and have been caused by previous or existing owners or operators of the Company's projects. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties, or the requirement to remedy environmental pollution, which would reduce funds otherwise available to the Company and could have a material adverse effect on the Company. If the Company is unable to fully remedy an environmental problem, it could be required to suspend operations or undertake interim compliance measures pending completion of the required remedy, which could have a material adverse effect on the Company.

There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations. There is also a risk that the environmental laws and regulations may become more onerous, making the Company's operations more expensive. Many of the environmental laws and regulations will require the Company to obtain permits for its activities. The Company will be required to update and review its permits from time to time, and may be subject to environmental impact analyses and public review processes prior to approval of the additional activities. It is possible that future changes in applicable laws, regulations, and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of the Company's business, causing those activities to be economically re-evaluated at that time.

Groups Opposed to Mining May Interfere with the Company's Efforts to Explore and Develop its Properties

Organizations opposed to mining may be active in the regions in which the Company conducts its exploration activities. Although the Company intends to comply with all environmental laws and maintain good relations with local communities, there is still the possibility that those opposed to mining will attempt to interfere with the development of any property(ies) the Company might acquire. Such interference could have an impact on the Company's ability to explore and develop its properties in a manner that is most efficient or appropriate, or at all, and any such impact could have a material adverse effect on the Company's financial condition and the results of its operations.

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QUARTZ MOUNTAIN RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THREE AND SIX MONTHS ENDED JANUARY 31, 2023

Market for Securities and Volatility of Share Price

There can be no assurance that an active trading market in the Company's securities will be established or sustained. The market price for the Company's securities is subject to wide fluctuations. Factors such as announcements of exploration results, as well as market conditions in the industry or the economy as a whole, may have a significant adverse impact on the market price of the securities of the Company.

The stock market has from time to time experienced extreme price and volume fluctuations that have often been unrelated to the operating performance of particular companies.

Conflicts of Interest

The Company's directors and officers may serve as directors or officers of other companies, joint venture partners, or companies providing services to the Company or they may have significant shareholdings in other companies. Situations may arise where the directors and/or officers of the Company may be in competition with the Company. Any conflicts of interest will be subject to and governed by the law applicable to directors’ and officers' conflicts of interest. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

General Economic Conditions

Global financial markets have experienced a sharp increase in volatility during the last few years. Market conditions and unexpected volatility or illiquidity in financial markets may adversely affect the prospects of the Company and the value of the Company's shares.

Risk Related to COVID-19

The current outbreak of COVID-19, and any future emergence and spread of similar pathogens, could have a material adverse effect on global and local economic and business conditions, which may adversely impact our business and results of operations and the operations of contractors and service providers. The outbreak has now spread to Canada where we conduct our principal business operations. Our plans to advance the exploration and development of our projects are dependent upon the Company’s ability to secure project specific financing, as well as our ability to continue the work required once financing has been secured through our employees and our contractors. The progress of work on our projects has been delayed and may further be delayed due to the effects of COVID-19. In addition, our personnel may be delayed in completing the required work that we are pursuing in connection with this process due to quarantine, self-isolation, social distancing, restrictions on travel, restrictions on meetings and work from home requirements. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information that may emerge concerning the severity of the coronavirus and the actions taken to contain the coronavirus or treat its impact, among others. Moreover, the spread of the coronavirus globally is expected to have a material adverse effect on global and regional economies and to continue to negatively impact stock markets, including the trading price of our shares as well as mineral commodity prices. These adverse effects on the economy, the stock market and our share price could continue to adversely impact our ability to raise capital, with the result that our ability to pursue exploration and development of our projects could be adversely impacted, both through delays and through increased costs. Any of these developments, and others, could have a material adverse effect on our business and results of operations and could delay our exploration and development plans for our projects.

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QUARTZ MOUNTAIN RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THREE AND SIX MONTHS ENDED JANUARY 31, 2023

Reliance on Key Personnel

The Company is dependent on the continued services of its senior management team, and its ability to retain other key personnel. The loss of such key personnel could have a material adverse effect on the Company. There can be no assurance that any of the Company's employees will remain with the Company or that, in the future, the employees will not organize competitive businesses or accept employment with companies competitive with the Company.

There can be no assurance that the Company will be able to attract, train, or retain qualified personnel in the future, which would adversely affect its business.

Competition

The resources industry is highly competitive in all its phases, and the Company will compete with other mining companies, many of which have greater financial, technical, and other resources. Competition in the mining industry is primarily for attractive mineral rich properties capable of being developed and producing economically; the technical expertise to find, develop, and operate such properties; the labour to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine certain minerals, but also conduct production and marketing operations on a worldwide basis. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop any property(ies) the Company might acquire. The Company's inability to compete with other mining companies for these resources could have a materially adverse effect on the Company's results of operation and its business.

Uninsurable Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons.

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